[redacted]

SECU 15025963 SSION

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SEC FILE NUMBER
8-30790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/14 (MM/DD/YY) AND ENDING 01/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Commonwealth Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Mar West Street, Suite E
(No. and Street)

Tiburon	CA	94920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Navolio & Tallman LLP
(Name – *if individual, state last, first, middle name*)

255 California Street, Suite 400	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melanie K. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Commonwealth Corporation, as of January 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Marin)
Subscribed and sworn to before me on this 18th day of March, 2015, by Melanie K. Hoffner, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public

Signature

CFO

Title

MICHELE SALINAS
COMM. # 1943171
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
MY COMM. EXP. JULY 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-30790

PACIFIC COMMONWEALTH CORPORATION

FINANCIAL STATEMENTS

January 31, 2015

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder
of Pacific Commonwealth Corporation

We have audited the accompanying financial statements of Pacific Commonwealth Corporation (a California corporation), which comprise the statement of financial condition as of January 31, 2015, and the related statements of operations and retained earnings, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Pacific Commonwealth Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Pacific Commonwealth Corporation as of January 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital in accordance with Rule 15c3-1 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Pacific Commonwealth Corporation's financial statements. This supplemental information is the responsibility of Pacific Commonwealth Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Navolio & Tallman LLP

San Francisco, CA
March 17, 2015

255 California Street, Suite 400, San Francisco, CA 94111
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2015

See Accountant's Audit Report

ASSETS

Cash and equivalents	$	321,580
Accounts receivable - affiliate		3,532
Prepaid expenses		1,095
Refundable deposits		3,570
TOTAL ASSETS	$	329,777

LIABILITIES AND STOCKHOLDER'S EQUITY

Income Taxes Payable	$	-0-
Total Liabilities		-0-
Common stock, no par value, 10,000 shares authorized, 50 shares issued and outstanding		2,500
Additional paid-in capital		322,500
Retained earnings		4,777
Total Stockholder's Equity		329,777
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	329,777

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED JANUARY 31, 2015

See Accountant's Audit Report

INCOME:	
Consulting Fees	$ 12,038
TOTAL INCOME	12,038
OPERATING EXPENSES:	
Administration	1,871
Automobile	76
Entertainment and promotion	10
Furniture and equipment rental	27
Insurance	1,889
Professional fees	5,650
Office expense	42
Payroll taxes	60
Postage	164
Rent	410
Registration and assessment fees	1,575
Salaries	746
Taxes and licenses	51
Telephone	68
Travel	238
Utilities	6
Total Operating Expenses	12,883
OPERATING INCOME (LOSS)	(845)
OTHER INCOME:	
Interest	307
Total Other Income	307
NET INCOME (LOSS) BEFORE TAXES	(538)
TAXES ON INCOME	800
NET INCOME (LOSS) AFTER TAXES	(1,338)
Add: Retained Earnings, beginning of year	6,115
RETAINED EARNINGS, END OF YEAR	$ 4,777

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2015

See Accountant's Audit Report

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Stockholder's equity, January 31, 2014	50	$ 2,500	$ 322,500	$ 6,115	$ 331,115
Net Income (Loss)				(1,338)	(1,338)
Stockholder's equity, January 31, 2015	50	$ 2,500	$ 322,500	$ 4,777	$ 329,777

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2015

See Accountant's Audit Report

Cash Flows From Operating Activities:		
Net Loss	$	(1,338)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in receivables		29
(Increase) decrease in prepaid expenses		-0-
(Increase) decrease in prepaid taxes		-0-
Increase (decrease) in payables		-0-
Increase (decrease) in taxes payable		-0-
Net cash provided (used) by operating activities		(1,309)
Cash Flows From Investing Activities:		
Net cash provided (used) by investing activities		-0-
Cash Flows From Financing Activities:		
Net cash provided (used) by financing activities		-0-
Net Increase (Decrease) in Cash and Equivalents		(1,309)
Cash and Equivalents at Beginning of the Year		322,889
Cash and Equivalents at End of the Year	$	321,580

Supplemental Disclosures of Cash Flow Information:		
Cash paid for taxes	$	800
Interest paid on borrowing	$	-0-

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Description of Operations

Pacific Commonwealth Corporation, "the Corporation", operates as a registered securities broker/dealer and financial advisor. Its business activities consist of structuring and underwriting new issue securities, trading securities and providing financial advisory services to public and private sector clients. Pacific Commonwealth Group, Inc., a holding company, owns all of the Corporation's stock.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Fees and commissions are recognized as income when contractual obligations are satisfied and the income is reasonably determinable.

Cash and Equivalents

At times, the Corporation may also invest its excess cash in money market accounts and short-term securities which are highly liquid investments that are readily convertible to a known amount of cash, have an original maturity of 90 days or less, and present an insignificant risk of change in value because of interest rate changes. Cash and equivalents are carried at approximate fair value because of the short period to maturity of the instruments.

Income Taxes

Income tax expense may differ from the actual amount payable due to the different treatment of certain items for financial statement purposes and for income tax purposes. The resulting difference, if any, affects the deferred tax asset or liability accounts and represents the net change in deferred income tax expense (benefit).

The determination of the Corporation's provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Corporation's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.

Note 1 – Summary of Significant Accounting Policies - continued

When facts and circumstances change, the Corporation reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Corporation is required to determine whether a tax position of the Corporation is more like than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Corporation recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The corporation's tax returns are subject to possible examination by the tax authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination from 2011 forward, and for state purposes from 2010 forward.

Related Party Transactions

The Corporation shares office space with other corporations related through common ownership. Certain costs such as rent, salaries and office expenses are incurred in common by all companies. Each company is allocated a share of these expenses monthly based upon management's estimate of the work performed by each entity. For the year ended January 31, 2015, the Corporation was allocated $3,648 of expenses from its affiliate for salaries and office expenses and the Corporation allocated $35,695 of rent expense to its affiliate. Management believes this allocation is reasonable and appropriate under the circumstances. The Corporation also received consulting income of $10,538 and repayments against the accrued balance of $42,614 for the year from its affiliate. As a result, the Corporation's accounts receivable – affiliate balance decreased from $3,561 as of January 31, 2014 to $3,532 as of January 31, 2015. There is no way to determine what the financial condition and results of operations would be if the Corporation operated as an independent company.

Note 2 – Administration

Administration charges reflect amounts paid to the Corporation's parent holding company for operating expenses and charges.

Note 3 – Taxes on Income

The components of the income tax expense account are as follows:

Federal Income Tax	$ -0-
State Income Tax	$ 800
Total Income Tax Expense	$ 800

The Corporation has net operating loss ("NOL") carry-forwards that can be utilized to offset future income for federal and state tax purposes. These NOL's generate a deferred income tax asset. The Corporation has, however, recorded a valuation allowance against this deferred income tax asset as it has been determined that it is more likely than not that the NOL's will not be fully utilized. As a result, the income tax provision is not equal to what would be expected had statutory rates for income tax purposes been applied. Should the assumptions regarding the utilization of these NOL's change, the Corporation may reduce some or all of this valuation allowance, which would result in the recording of a deferred income tax benefit. As of January 31, 2015, the Corporation has federal and state operating loss carry-forwards of approximately $4,481 and $2,205, respectively, which expire through 2035.

Note 4 – Commitments and Contingencies

The Corporation extended its lease on its present office located in Tiburon, California on October 1, 2014, for an additional year with two one-year options. The minimum lease payment for the remainder of this lease is now $24,514 but as it shares office space with affiliated companies (see Note 1), its actual rental obligation may be substantially less than its contractual obligation.

In the opinion of management there are no pending lawsuits or other contingencies, which will have a material effect on the Corporation's financial position.

Note 5 – Credit Risks and Fair Value of Financial Statements

The Corporation's financial instruments that are subject to concentration of credit risk consist primarily of cash and equivalents. The Corporation maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. It believes that it is not exposed to any significant credit risk on the cash due to the financial strength of the institutions in which the deposits are maintained.

Note 6 – Net Capital Requirements

The Corporation is subject to the revised Securities and Exchange Commission (SEC) uniform Net Capital Rule, Rule 15(c)3-1, which requires broker/dealers engaged in a general securities business to maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At January 31, 2015, the Corporation had net capital of $321,580, which was $71,580 in excess of its minimum net capital requirement. The ratio of aggregate indebtedness to net capital is zero.

These notes are an integral part of these financial statements.

Note 7 – Subsequent Events

Management has evaluated subsequent events through March 4, 2015 which is the date the financial statements were available to be issued, for events requiring recording or disclosure in the financial statements for the year ended January 31, 2015.

PACIFIC COMMONWEALTH CORPORATION

SUPPLEMENTARY INFORMATION

January 31, 2015

PACIFIC COMMONWEALTH CORPORATION
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15(C)3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2015

See Accountant's Audit Report

COMPUTATION OF NET CAPITAL

Total capital (stockholder's equity) per Statement of Financial Condition	$	329,777
Add: Subordinated liabilities, other decuctions or allowable credits		-0-
Total capital and allowable subordinated liabilities		329,777
Deductions and/or charges: Non-allowable assets		8,197
Net Capital before haircuts on secuities positions		321,580
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))		-0-
Net Capital	$	321,580

AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		-0-
Additions/deductions		-0-
Total Aggregate Indebtedness	$	-0-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of Aggregate Indebtedness)	$	-0-
Minimum dollar net capital requirement of reporting broker/dealer	$	250,000
Net capital requirement (greater of above two minimum requirement amounts)	$	250,000
Excess net capital	$	71,580
Net capital at 120% of requirement	$	21,580
Ratio: Aggregate indebtedness to net capital		N/A

RECONCILIATION OF DIFFERENCE IN NET CAPITAL PER AUDIT REPORT AND AS REPORTED BY BROKER/DEALER ON FOCUS REPORT

Net capital as reported on audit report	$	321,580
Net capital as reported on FOCUS report		321,580
Difference	$	-0-

The preceding notes are an integral part of this supplemental information.

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder
of Pacific Commonwealth Corporation

We have reviewed management's statements included in the accompanying SEC Rule 15c3-3 Exemption Report in which (1) Pacific Commonwealth Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pacific Commonwealth Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Pacific Commonwealth Corporation stated that Pacific Commonwealth Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Pacific Commonwealth Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Commonwealth Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Navolio & Tallman LLP

San Francisco, CA
March 17, 2015

255 California Street, Suite 400, San Francisco, CA 94111
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

PACIFIC COMMONWEALTH CORPORATION
SEC RULE 15c3-3 EXEMPTION REPORT
JANUARY 31, 2015

See Accountant's Review Report

To Whom It May Concern:

Pacific Commonwealth Corporation, "the Corporation" claims an exemption from the SEC Rule 15c3-3 pursuant to the provisions of section (k)(2)(i). The Corporation carries no margin accounts, promptly transmits all customer funds as applicable and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Corporation and its customers through a bank account designated as "Special Account for the Exclusive Benefit of Customers".

The Corporation has met the above-referenced exemption provisions throughout the fiscal year ended January 31, 2015 without exception.

Melanie K. Hoffner
Chief Financial Officer